Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2020

August 18, 2020

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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Hamilton, Bermuda, August 18, 2020 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended June 30, 2020.

Highlights

▪	Net loss of $41.3 million and loss per share of $0.29 for the second quarter of 2020 compared with net loss of $160.8 million and loss per share of $1.12 for the first quarter of 2020.
▪	Adjusted EBITDA[1] of $4.2 million for the second quarter of 2020, compared with $12.3 million for the first quarter of 2020.
▪	Completed final eight of 23 planned installations of exhaust gas cleaning systems (“scrubbers”), and the Company had no material capital expenditure requirements as of the date of this report.
▪
Utilized market strength in the end of the second and beginning of the third quarter of 2020 to secure additional charter coverage. As of the date of this report, of the remaining trading days in 2020:

•	38% of the days for Capesize vessels are covered at a rate of $18,810 per day; and
•	56% of the days for Panamax vessels are covered at a rate of $14,920 per day
▪
Estimated TCE rate for the third quarter of 2020 to be $17,960 for 74% of owned fleet available days for Capesize vessels and $12,980 for 92% of owned fleet available days for Panamax vessels. The numbers are based on current fixtures and on the discharge-to-discharge basis.

▪
As part of the Company’s continuous focus on ESG initiatives, joined the Getting to Zero Coalition, a powerful alliance within the maritime and other sectors, committed to accelerating maritime shipping’s decarbonization.

Ulrik Andersen, Chief Executive Officer, commented:

"While we believe that the recent improvement in rates reflects the diminishing impact of COVID-19 on the underlying demand for dry bulk commodities, uncertainty persists in the near term. We have therefore increased our charter coverage for the balance of 2020, although we maintain enough spot exposure to meaningfully participate in the strong rate environment expected for the remainder of the year. This balanced commercial approach will ensure healthy continued cash flows and a corresponding increase in our liquidity. Additionally, the significant one-off capital expenditures related to scrubber installations and the non-cash impairments that impacted our results in the first half of the year are behind us. It means the recent market strength will directly benefit our second-half cashflow and results.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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Fleet Development

As of the date of this report, the Company’s fleet consists of 78 vessels, with an aggregate capacity of approximately 10.8 million dwt. The Company’s fleet consists of:

a.	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in with a profit-sharing arrangement;
c.	Two chartered in 104,550 dwt ice-class vessels; and
d.	One chartered in Supramax vessel.

The bareboat charter for one Panamax vessel chartered in by the Company expired in April 2020, and the vessel was redelivered to its owner.

Since issuing its earnings report for the quarter ended March 31, 2020, the Company has secured additional charter coverage following the improvement in charter rates. As of the date of this report, 38% of the remaining trading days in 2020 for Capesize vessels are covered at $18,810 per day, and 56% of the remaining trading days for Panamax vessels are covered at $14,920 per day. For the remainder of 2020, 3,968 days and 1,893 days for Capesize vessels and Panamax vessels, respectively are open, including trading days for vessels trading in the spot market, on index linked contracts and in spot pools.

The Company estimated TCE rate for the third quarter of 2020 to be $17,960 for 74% of owned fleet available days for Capesize vessels and $12,980 for 92% of owned fleet available days for Panamax vessels. The estimates are based on current fixtures and on the discharge-to-discharge method, whereby revenue is recognized ratably from when product is discharged (unloaded) at the end of previous voyage to when it is discharged after the current voyage. The actual rates to be earned in the third quarter of 2020 will be based on load-to-discharge principle, whereas revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.

The Company completed the final eight of all 23 planned installations of scrubbers in the quarter ended June 30, 2020 and has incurred almost all of the capital expenditures relating thereto.

Corporate Development

As part of the Company’s continuous focus on enhancing its commitment to environmental, social and governance matters, the Company joined the Getting to Zero Coalition, an alliance of more than 110 companies within the maritime, energy, infrastructure and finance sectors, supported by key governments and IGOs. The ambition of the Coalition “is to have commercially viable zero emission vessels operating along deep sea trade routes by 2030, supported by the necessary infrastructure for scalable zero-carbon energy sources including production, distribution, storage and bunkering”2.

As of June 30, 2020, the Company had 144,272,697 issued and 143,277,697 outstanding common shares, each with a par value of $0.05. For the three months ended June 30, 2020, the weighted average number of outstanding common shares was 143,277,697.

2Source: https://www.globalmaritimeforum.org/content/2019/09/Getting-to-Zero-Coalition_Ambition-statement_230919.pdf

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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The Company has decided not to pay a dividend for the second quarter of 2020 given the negative result, current market environment, as well as the uncertain and evolving nature of near-term expectations. The Company’s Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be based on the Company’s results and market expectations.

Second Quarter 2020 Results

Second quarter 2020 income statements

The Company reported a net loss of $41.3 million and a loss per share of $0.29 for the second quarter of 2020, compared with a net loss of $160.8 million and loss per share of $1.12 for the first quarter of 2020.

Adjusted EBITDA was $4.2 million for the second quarter of 2020, a decrease of $8.1 million from $12.3 million for the first quarter of 2020.

Operating revenues were $116.2 million in the second quarter of 2020, a decrease of $21.2 million from $137.4 million in the first quarter of 2020. The decrease in operating revenues was primarily driven by the weaker market environment brought about by the COVID-19 pandemic as the majority of voyages concluded in the second quarter of 2020 were contracted in the first quarter or at the start of the second quarter of 2020, during a period when charter rates were extremely weak. This led to lower average freight rates on both index linked time charters and vessels trading in the spot market and in spot pools. In comparison to the first quarter of 2020, operating revenue was positively impacted by a decrease in number of drydockings; nine of the Company’s vessels completed drydock during the second quarter 2020, of which eight were fitted with scrubbers during drydockings. In the second quarter of 2020, total off-hire days were 260, a decrease of 314 days from total off-hire days of 574 in the first quarter of 2020. Voyage expenses decreased by $12.8 million to $47.5 million compared with $60.3 million in the first quarter of 2020. This decrease was due to changes in the number of vessel days on voyage charters compared to time charters as well as lower costs for bunker fuel due to a significant drop in bunker fuel prices throughout the first half of 2020. The Company achieved an average TCE rate for the fleet of $8,782 per day in the second quarter of 2020 compared with $11,076 per day in the first quarter of 2020.

Other operating expenses under our revenue sharing agreements were $1.6 million in the second quarter of 2020, a decrease of $5.6 million from income of $4.0 million in the first quarter of 2020. The decrease is due to a lower net income under our revenue sharing agreements with Capesize Chartering Ltd.

Ship operating expenses amounted to $44.7 million in the second quarter of 2020 compared with $55.5 million in the first quarter of 2020. In the second quarter of 2020, ship operating expenses included $32.7 million in running expenses (compared to $39.9 million of running expenses in the first quarter of 2020), $7.7 million in drydocking expenses related to nine vessels ($10.6 million related to 16 vessels in the first quarter of 2020) and $4.3 million related to estimated ship operating expenses on time charter-in contracts ($4.9 million in the first quarter of 2020). Running expenses are mainly comprised of crew costs, repair and maintenance, spares and insurance. The decrease in running expenses in the second quarter of 2020 was primarily due to postponed costs for crew changes and other delays related to the COVID-19 pandemic.

3TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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Charter hire expenses were $12.3 million in the second quarter of 2020 compared with $17.0 million in the first quarter of 2020. The decrease in charter hire expenses was mainly a result of decreased physical trading activity during the second quarter of 2020 combined with lower market rates for chartered in vessels.

Administrative expenses increased to $3.4 million in the second quarter of 2020 compared with $3.2 million in the first quarter of 2020. Depreciation was $27.0 million in the second quarter of 2020 compared with $29.1 million in the first quarter of 2020. The decrease in depreciation is due to the $70.0 million impairment loss on financial leases which was recorded in the first quarter of 2020, which will reduce depreciation for the reminder of the lease period on the related vessels.

Net interest expense was $12.7 million in the second quarter of 2020, compared with $14.4 million in the first quarter of 2020. The decrease was primarily driven by lower interest expense as a result of a decrease in LIBOR rates on our floating debt. In the second quarter of 2020, the Company recorded a $0.4 million net loss on derivatives. This was comprised of a $4.4 million loss on the Company's USD interest rate swaps entered into for hedging purposes, a gain of $1.4 million related to bunker and foreign currency hedges, and a gain of $2.6 million on forward freight derivatives.

The Company recorded a loss from associated companies of $5.2 million in the second quarter of 2020, mainly related to loss of $5.6 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine") and a $0.3 million gain from its investments in TFG Marine Pte Ltd ("TFG Marine"), its bunkering joint venture with Trafigura Pte Ltd (“Trafigura”) and Frontline Ltd (“Frontline”). As previously disclosed, the Company acquired a 10% ownership interest in TFG Marine in January 2020. The Company recorded an unrealized mark to market loss of $2.2 million on shares in Scorpio Bulkers Inc. (NYSE:SALT).

Second quarter 2020 cash flow statements

Total cash, cash equivalents and restricted cash was $104.1 million as of June 30, 2020, a decrease of $24.4 million compared with the quarter ended March 31, 2020. Cash provided by operating activities amounted to $16.0 million, which included an increase in working capital of $18.1 million. Total net cash used in investing activities was $1.8 million and was primarily related to payments for installation of scrubbers and ballast water treatment systems. The decrease was offset by the receipt of a partial repayment of a $5.4 million shareholder loan from SwissMarine.

Net cash used in financing activities was $38.6 million in the second quarter of 2020. This included ordinary repayment of long-term debt of $23.4 million and repayments of finance leases of $15.1 million.

Balance Sheet as of June 30, 2020

As of June 30, 2020, the Company had cash and cash equivalents of $104.1 million, including restricted cash balances of $33.7 million. As of June 30, 2020, the Company has changed its accounting treatment of restricted cash. Cash required to be maintained by the financial covenants in our loan facilities is no longer recorded as restricted cash. We have adjusted for this change in previous periods. This change was made to align our accounting principles with the way most other shipping companies present their cash balances.

As of June 30, 2020, long-term debt was $1,087.7 million, and the current portion of long-term debt was $379.3 million. The current portion of long-term debt includes the full outstanding amount of $310.2 million on our $425 million loan facility for 14 Capesize vessels that matures on March 31, 2021. The Company expects to be able to refinance this facility prior to maturity.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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The Dry Bulk Market

Freight rates increased throughout the second quarter of 2020 as global trade began to recover from the severe and sudden disruption brought about by the COVID-19 pandemic. Despite an improvement in rates that accelerated towards the end of the quarter, rates were weaker compared to the same period in the prior year, which were also weaker than anticipated due to the impact of an unexpected iron ore output disruption in Brazil. The table below summarizes gross rates as reported by the Baltic Exchange for the indicated time periods.

$/DAY (GROSS)	Q2-20	Q1-20	Q2-19
Capesize (CS5TC)	9,932	4,569	11,372
Panamax (PM4TC)	6,054	5,744	9,521
Supramax (SM10TC)	5,484	6,557	8,485

Although activity began to resume as restrictions related to the COVID-19 pandemic were eased in China in March, economic activity across the rest of the world slowed dramatically as the pandemic spread and local and national governments globally began to implement “shelter in place” restrictions towards the end of the first quarter of 2020. In the second quarter of 2020, gross domestic production for some of the world’s largest economies suffered the largest drop on record. Uncertainty about the extent and the duration of the pandemic and the related effects on consumer behavior and industrial activity significantly decreased demand for most dry bulk commodities.

In the second quarter of 2020, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was 82.1%, a slight increase from 80.7% in the prior quarter when utilization decreased to the lowest level since the second quarter of 2016, according to Maritime Analytics. According to the same source, total seaborne transportation of dry bulk goods was 1,120 mt in the second quarter of 2020, compared to 1,158 mt in the first quarter of 2020 and 1,139 mt in the second quarter of 2019. While volumes did not decrease materially, uncertainty created by the pandemic negatively impacted market sentiment.

After declining significantly due to COVID-19, Chinese steel production rapidly rebounded, reaching record levels in May. Iron ore imports into China rebounded sharply by 8.0% compared to the first quarter of 2020 and 18.7% compared to the second quarter of 2019, marking the second highest level of Chinese quarterly imports ever. The majority of the increase, however, came from increased export volumes from Australia, which did not meaningfully contribute to tonne-mile demand. Australian iron ore exports increased by 18.5% compared to the prior quarter and 11.7% compared to the second quarter of 2019, but export volumes from Brazil decreased by 1.0% compared to the prior quarter due to a production decrease related to COVID-19. Due to the ongoing spread of COVID-19 in Brazil and production disruptions that began in early 2019, Brazilian producer Vale has reduced its production guidance for 2020. Vale has also forecasted that production will increase significantly by 2022, which will benefit tonne-mile growth in future years.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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Seaborne transportation of coal continued to decline in the second quarter of 2020 due to a global slowdown in industrial production and energy consumption. Coking coal volumes declined by 10.8% compared to the second quarter of 2019 and thermal coal volumes declined by 11.3% compared to the same period. While coal imports into China grew by 6.1% compared to the second quarter of 2019 imports to Japan, India and Europe suffered unprecedented declines of 13.8%, 32.3% and 31.4%, respectively.

Transportation of essential agribulks, which represented 11.4% of total seaborne volumes in the second quarter of 2020, were resilient, growing by 10.3% compared to the prior quarter and 9.7% compared to the second quarter of 2019. Other minor bulks, which had been a growth driver in 2019, declined by 2.0% compared to the prior quarter and by 5.7% compared to the second quarter of 2019.

The global fleet of dry bulk vessels amounted to 897.8 million dwt at the end of the second quarter of 2020 after deliveries of 14.1 million dwt in the quarter, compared to the 13.6 million dwt delivered during the first quarter of 2020 and 10.0 million dwt in the second quarter of 2019. After taking into account vessels retired from the global fleet, net fleet growth totaled 10.8 million dwt in the second quarter of 2020. Based on the current orderbook, the dry bulk fleet will grow by 4.7% in 2020, before taking into account the possibility of vessel delivery delays and incremental fleet demolition. In 2021, gross fleet growth is expected to decline to a maximum of 3.7% and is expected to decline further to 0.9% in 2022, assuming all vessels are delivered on schedule, no additional orders are placed and no vessels are demolished.

Strategy and Outlook

The reopening of the Chinese economy significantly impacted demand for seaborne dry bulk transport, but many challenges remain as various countries continue to struggle to contain the spread of COVID-19. Nonetheless, economies are gradually being reopened, supported by unprecedented levels of fiscal stimulus. Despite a recent improvement in rates, significant uncertainty persists with respect to both the pandemic itself and the length of time it will take global economies to recover from severe economic contraction.

In the first six months of 2020, 30 Capesize vessels were scrapped. This compares to the 29 Capesize vessels scrapped during all of 2019 and 18 Capesize vessels scrapped in 2018. Additionally, Vale has indicated that it has decided to phase out 25 very large ore carriers from its fleet, either through early termination or amendments of contracts. As the traditional ship-breaking countries resume operations with the easing of COVID-19 related lock-downs, it is likely that vessel demolitions will remain elevated, particularly for older, less fuel-efficient vessels.

The recent volatility and improvement of rates, which is driven mainly by a sharp pickup in Chinese iron ore imports and port congestion in China, has been a welcome development and led to a corresponding improvement in time charter rates from the middle of May through the middle of July. The Company took advantage of the strength in the time charter market to secure coverage for a portion of its remaining trading days for 2020 with some of the coverage extending into the second quarter of 2021 as well. The Company maintains significant spot market exposure, particularly in the Capesize market, which provides the greatest operating leverage to the market strength expected in the second half of 2020.

The Company maintains a strong balance sheet and is in compliance with all of the covenants under its debt facilities as of June 30, 2020. The Company has no debt facilities with final maturity in 2020 and expects to be able to refinance its $425 million facility maturing in March 2021 prior to such maturity. Following the completion of committed scrubber installations in the second quarter of 2020, the Company has very limited capital expenditure requirements for 2020 and 2021.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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COVID-19 update

With respect to the ongoing COVID-19 pandemic, the Company is focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees. During this challenging time, we are grateful to the contributions made by all of staff, at sea and ashore, who have been working hard under extraordinary conditions.

Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes. In light of these challenges our crew has to stay on board for longer periods and increased off-hire may occur in conjunction with crew changes. We have together with our technical managers implemented various measures to protect the safety and wellbeing of our seafarers and to minimize the consequences of the pandemic.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 18, 2020

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2019.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2020

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating revenues
Time charter revenues	43,684	42,566	64,578	86,250	128,139
Voyage charter revenues	72,013	94,369	50,806	166,382	112,867
Other revenues	549	473	396	1,022	786
Total operating revenues	116,246	137,408	115,779	253,654	241,792

Other operating income (expenses)	(1,624)	3,986	1,873	2,362	2,816

Operating expenses
Voyage expenses and commissions	47,453	60,252	32,905	107,705	67,104
Ship operating expenses	44,702	55,457	48,707	100,159	90,818
Charter hire expenses	12,252	16,987	15,828	29,239	31,616
Administrative expenses	3,350	3,244	3,276	6,594	6,806
Impairment loss on right of use assets	—	94,233	—	94,233	—
Depreciation	27,018	29,063	23,978	56,081	46,853
Total operating expenses	134,775	259,236	124,693	394,011	243,196

Net operating income (loss)	(20,153)	(117,842)	(7,041)	(137,995)	1,412

Other income (expenses)
Interest income	112	674	1,093	786	2,775
Interest expense	(12,814)	(15,099)	(15,307)	(27,913)	(32,311)
Gain (loss) on derivatives	(441)	(22,956)	(13,296)	(23,397)	(10,217)
Equity results of associated companies	(5,221)	2,657	3	(2,564)	178
Other financial items	(2,724)	(8,214)	1,500	(10,938)	(2,314)
Net other (expenses) income	(21,088)	(42,938)	(26,007)	(64,026)	(41,888)
Net income (loss) before income taxes	(41,241)	(160,780)	(33,048)	(202,021)	(40,476)
Income tax expense (credit)	40	40	38	80	75
Net income (loss)	(41,281)	(160,820)	(33,086)	(202,101)	(40,551)

Per share information:
Earnings (loss) per share: basic and diluted	$(0.29)	$(1.12)	$(0.23)	$(1.41)	$(0.28)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	June 30, 2020	March 31, 2020 As adjusted	December 31, 2019 As adjusted
ASSETS
Current assets
Cash and cash equivalents	70,335	100,710	153,060
Restricted cash	33,747	27,736	10,184
Other current assets	113,603	144,177	168,697
Total current assets	217,685	272,623	331,941
Vessels and equipment, net	2,324,419	2,333,852	2,340,753
Finance leases, right of use assets, net	121,015	119,341	193,987
Operating leases, right of use assets, net	25,981	27,464	54,853
Other long term assets	26,878	49,739	44,523
Total assets	2,715,978	2,803,019	2,966,057

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	379,312	385,475	87,787
Current portion of finance lease obligations	22,735	28,579	17,502
Current portion of operating lease obligations	14,698	14,410	14,377
Other current liabilities	112,866	120,880	113,701
Total current liabilities	529,611	549,344	233,367
Long-term debt	708,423	725,083	1,026,083
Non-current portion of finance lease obligations	139,566	145,379	151,206
Non-current portion of operating lease obligations	34,433	38,040	42,010
Total liabilities	1,412,033	1,457,846	1,452,666
Equity	1,303,945	1,345,173	1,513,391
Total liabilities and equity	2,715,978	2,803,019	2,966,057

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income (loss)	(41,281)	(160,820)	(33,086)	(202,101)	(40,551)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	27,018	29,063	23,978	56,081	46,853
Impairment loss on right of use assets	—	94,233	—	94,233	—
Dividends from associated companies	—	450	—	450	150
Equity results from associated companies	5,221	(2,657)	(3)	2,564	(178)
Amortization of time charter party out contracts	3,082	3,975	4,670	7,057	9,289
Amortization of convertible bond fair value adjustment	—	—	—	—	813
Mark to market value on derivatives	3,036	25,367	13,418	28,403	15,669
Other, net	901	8,161	(2,121)	9,062	595
Change in operating assets and liabilities	18,062	(2,601)	(3,443)	15,461	(4,150)
Net cash provided by (used in) operating activities	16,039	(4,829)	3,413	11,210	28,490

Investing activities
Additions to vessels and right of use assets	(7,188)	(16,621)	(8,037)	(23,809)	(8,844)
Other investing activities, net	5,361	(955)	(9,956)	4,406	(9,911)
Net cash used in investing activities	(1,827)	(17,576)	(17,993)	(19,403)	(18,755)

Financing activities
Repayment of long-term debt	(23,447)	(21,947)	(238,691)	(45,394)	(423,482)
Proceeds from long term debt	—	18,000	225,540	18,000	225,540
Net proceeds from share distributions	—	—	185	—	185
Debt fees paid	—	—	(2,256)	—	(5,174)
Dividends paid	—	(7,164)	(3,588)	(7,164)	(10,773)
Share repurchases	—	—	(1,109)	—	(2,630)
Lease incentives received	—	17,500	—	17,500	—
Repayment of finance leases	(15,129)	(18,782)	(1,395)	(33,911)	(2,748)
Net cash used in financing activities	(38,576)	(12,393)	(21,314)	(50,969)	(219,082)
Net change	(24,364)	(34,798)	(35,894)	(59,162)	(209,347)
Cash, cash equivalents and restricted cash at start of period	128,446	163,244	199,151	163,244	372,604
Cash, cash equivalents and restricted cash at end of period	104,082	128,446	163,257	104,082	163,257

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Six months ended June 30, 2020	Six months ended June 30, 2019
Number of shares outstanding
Balance at beginning of period	143,277,697	143,827,697
Shares issued	—	—
Repurchases of shares	—	(350,000)
Distribution of treasury shares	—	50,000
Balance at end of period	143,277,697	143,527,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	—	—
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(5,669)	(2,643)
Share purchases	—	(1,881)
Share distribution	—	—
Balance at end of period	(5,669)	(4,239)

Additional paid in capital
Balance at beginning of period	715	233
Stock option expense	53	240
Balance at end of period	768	473

Contributed capital surplus
Balance at beginning of period	1,739,834	1,786,451
Distributions to shareholders	(7,164)	(10,773)
Balance at end of period	1,732,670	1,775,678

Accumulated deficit
Balance at beginning of period	(228,704)	(267,744)
Adjustment on adoption of ASC 842	—	2,485
Distribution treasury shares	—	(100)
Adjustment on adoption of ASC 326 and other	(234)	—
Net income (loss)	(202,101)	(40,551)
Balance at end of period	(431,039)	(305,910)
Total equity	1,303,945	1,473,217

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of implementation of new accounting standards and change in accounting principle as described below.

On January 1, 2020, the Company adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The implementation of the standard did not have any material effect on the Company’s condensed consolidated financial statements.

On April 1, 2020, the Company changed its accounting policy for restricted cash. Based on the assessment performed, the change in accounting policy was considered to be preferable and justifiable and has been applied retrospectively to comparative periods.

We have updated our accounting policy as follows:

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.
Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. This balance is presented as free cash.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and mainly comprises collateral deposits for derivative trading.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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The following financial statement line items (see note below) for periods ended March 31, 2020 and December 31, 2019 were affected by the change in accounting principle.

Quarter ended March 31, 2020 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	36,498	100,710	64,212
Restricted cash – current	48,425	27,736	(20,689)
Restricted cash – long-term	43,523	—	(43,523)
Total	128,446	128,446	—

Quarter ended December 31, 2019 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	88,931	153,060	64,129
Restricted cash – current	15,449	10,184	(5,265)
Restricted cash – long-term	58,864	—	(58,864)
Total	163,244	163,244	—

3. Earnings per share

Basic earnings per share amounts for the three months ended June 30, 2020 are based on the weighted average number of shares outstanding of 143,277,697. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

For the three months ended June 30, 2020, the total outstanding share options were 790,000. Out of the total outstanding share options 150,000 were dilutive under the treasury stock method by 35,297 shares and 640,000 were anti-dilutive.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015, had a carrying value of $9.2 million as of June 30, 2020. Operating revenues and net income in the three months ended June 30, 2020 have both been reduced by $3.1 million as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

In the second quarter of 2020, the Company capitalized $14.0 million in relation to the installation of scrubbers on its owned vessels.

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6. Leases

As of June 30, 2020, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”) were classified as finance leases. These vessels were classified as operating leases up to December 2019. However, as a result of an amendment to the leases in December 2019 to include the SFL funding of scrubber installations on these vessels and the repayment through increased charter rates, the leases were modified and subsequently reclassified as finance leases as of December 31, 2019. The last vessel leased from SFL and three vessels chartered in from unrelated third parties were classified as operating leases as of June 30, 2020. In the second quarter of 2020, the Company capitalized $5.2 million in relation to the installation of ballast water treatment systems on its leased vessels.

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange (NYSE: SALT) (“Scorpio Bulkers”). In the second quarter of 2020, the Company recognized a loss of $2.2 million based on the development of Scorpio Bulkers’ share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations. In the second quarter of 2020, the Company received a cash dividend of $10,880 from Scorpio Bulkers. In April 2020, Scorpio Bulkers effected a one-for-ten reverse stock split of its common shares, par value $0.01 per share, reducing the number of outstanding common shares from approximately 72.5 million shares to approximately 7.2 million shares. The Company’s mark to market accounting was not affected by the reverse split of Scorpio common shares since share price was increased accordingly.

The Company has an equity investment of 17.5% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $16.2 million as of June 30, 2020. For the second quarter of 2020, the Company recorded loss in earnings of SwissMarine of $5.6 million. The Company had provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine in the total amount of $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG Marine"). The Company accounts for this investment under the equity method and the book value of the investment was $0.8 million as of June 30, 2020. For the second quarter of 2020, the Company recorded profit in earnings of TFG Marine of $0.3 million. The Company has also provided a shareholder loan of $1.0 million to TFG Marine with a five-year term and interest of LIBOR plus a margin of 7%.

8. Long-term debt

As of June 30, 2020, outstanding principal of long-term debt was $1,094.8 million and the current portion of long-term debt was $379.3 million.

The Company’s $425.0 million senior secured post-delivery term loan facility matures on March 31, 2021.

As of June 30, 2020, $310.2 million was outstanding under this facility and there was no available, undrawn amount. The Company expects to refinance the existing debt at maturity.

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9. Share capital

As of June 30, 2020, the Company had 144,272,697 issued and 143,277,697 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 995,000 shares in treasury.

On April 24, 2020, 550,000 share options were granted to the CEO of Golden Ocean Management AS in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The fair value of the options granted was calculated using the Black-Scholes method and amounted to 8.5 million Norwegian kroner, out of which $53,000 was expensed in the second quarter of 2020.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from SFL during the second quarter of 2020.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7 Equity securities, the Company had provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $1.0 million shareholder loan with a five-year term. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.3 million.

The Company also entered into a bunker supply arrangement with TFG Marine, under which in the second quarter of 2020 it has paid $12.6 million to TFG Marine in relation to bunker procurement.

11. Commitment and contingencies

As of June 30, 2020, the Company had firm commitments to install ballast water treatment systems on three vessels with an estimated remaining financial commitment, excluding installation costs, of $0.3 million.

With reference to Note 7 Equity securities and the joint venture company between Golden Ocean, Frontline and Trafigura, the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with the joint venture. As of June 30, 2020 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2020.

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(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

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(in thousands of $)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income (loss)	(41,281)	(160,820)	(33,086)	(202,101)	(40,551)
Interest income	(112)	(674)	(1,093)	(786)	(2,775)
Interest expense	12,814	15,099	15,307	27,913	32,311
Income tax expense	40	40	38	80	75
Depreciation	27,018	29,063	23,978	56,081	46,853
Amortization of time charter party out contracts	3,082	3,975	4,670	7,057	9,289
Earnings before Interest Taxes Depreciation and Amortization	1,561	(113,317)	9,814	(111,756)	45,202
Impairment loss on right of use assets	—	94,233	—	94,233	—
(Gain) loss on derivatives	441	22,956	13,296	23,397	10,217
Other financial items	2,196	8,413	(1,604)	10,609	2,110
Adjusted Earnings before Interest Taxes Depreciation and Amortization	4,198	12,285	21,506	16,483	57,529

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

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(in thousands of $)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Total operating revenues	116,246	137,408	115,779	253,654	241,792
Add: Amortization of time charter party out contracts	3,082	3,975	4,670	7,057	9,289
Add: Other operating income (expenses)	(1,624)	3,986	1,873	2,362	2,816
Less: Other revenues*	549	473	396	1,022	786
Net time and voyage charter revenues	117,155	144,896	121,926	262,051	253,111
Less: Voyage expenses & commission	47,453	60,252	32,905	107,705	67,104
Time charter equivalent income	69,702	84,644	89,021	154,346	186,007
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Time charter equivalent income	69,702	84,644	89,021	154,346	186,007

Fleet available days	8,197	8,216	7,916	16,413	15,354
Fleet offhire days	(260)	(574)	(261)	(834)	(313)
Fleet onhire days	7,937	7,642	7,655	15,579	15,041

Time charter equivalent rate	8,782	11,076	11,629	9,907	12,367

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2020
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